MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501

April 30, 2014
VIA EDGAR
Kristina Aberg
Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Griffin Capital Essential Asset REIT II, Inc.
Registration Statement on Form S-11
Filed March 3, 2014
Your File No.: 333-194280

Dear Ms. Aberg:

On behalf of our client, Griffin Capital Essential Asset REIT II, Inc. (the “Company”), we are submitting this letter regarding the Company’s Registration Statement on Form S-11 (the “Registration Statement”) filed on March 3, 2014. This letter includes our responses to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Joseph E. Miller of the Company dated March 31, 2014 (the “Comment Letter”). The headings and paragraph numbers below correspond to those of the Comment Letter. Please note that all page numbers provided in the responses below correspond to the pages of the Registration Statement.
General
1.    Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
Response:    Please be advised that the Company will not use any graphics, maps, photographs, or other artwork that are not already included in the prospectus. In this regard, we direct you to the charts on pages 12 and 86, and the graphs on pages 98 and 99 of the Registration Statement. In addition, please note the Company’s logo, which can be found on the front and back cover pages of the Company’s prospectus. We do not intend to provide preliminary prospectuses to prospective investors prior to the effective date of the offering. We respectfully request that you clear this comment.

2.    Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should be consistent with the representations in the prospectus. Please refer to Item 19B of Industry Guide 5.
Response:    In response to this comment, we hereby confirm on behalf of the Company that we will provide you with all sales literature that is to be used in connection with this offering, including material that will be used only by broker-dealers, prior to the use of such sales literature. Additionally, all such material and sales literature will set forth a balanced presentation of the risks and rewards to investors and will not contain any information or disclosure that is inconsistent with or not also provided in the Company’s prospectus. We respectfully request that you clear this comment.
3.    Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please supplementally provide us with copies of all written communications, as defined in Rule 405 under

Ms. Kristina Aberg
April 30, 2014

the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.
Response:    In response to this comment, we hereby confirm on behalf of the Company that, as of the date of this letter, no written communications related to the Company’s offering have been presented to potential investors in reliance on Section 5(d) of the Securities Act, and there have been no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act. On behalf of the Company, we hereby undertake to provide you with copies of such written communications or research reports to the extent they are generated and used in connection with this offering. We respectfully request that you clear this comment.
4.    Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

Response:    In response to this comment, the Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to the Company’s share redemption program. We will contact the Division’s Office of Mergers and Acquisitions on behalf of the Company if we have any questions regarding the share redemption program’s consistency with relief previously granted by the Division of Corporation Finance. We respectfully request that you clear this comment.

5.    We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.
Response:     In response to this comment, the Company acknowledges that it is responsible for analyzing the applicability of Regulation M to the Company’s share redemption program. We will contact the Division’s Office of Market Regulation on behalf of the Company if we have any questions regarding whether the Company’s share redemption program is consistent with relief previously granted by the Division of Market Regulation. We respectfully request that you clear this comment
Prospectus Cover Page
6.     Please revise to consolidate the cover page risk factors and otherwise revise your disclosure to make the cover more legible, including increasing the font size, as appropriate.
Response:    Pursuant to your request, upon effectiveness, we will ensure that the text on the cover page of the final prospectus is compliant with Rule 420(a) of the Securities Act of 1933, which lists the requirements for legibility of the prospectus. We respectfully request that you clear this comment.

Ms. Kristina Aberg
April 30, 2014

7.    We note that there are some restrictions on the transferability of your common stock. Please include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Please refer to Item 1(b) of Form S-11 for guidance.
Response:    In response to this comment, we have revised the cover page disclosure as follows, pursuant to Item 1(b) of Form S-11:
We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See “Restrictions on Ownership and Transfer” beginning on page 140 to read about limitations on transferability. See “Risk Factors” beginning on page 19 for a discussion of certain factors that should be carefully considered by prospective investors before making an investment in the shares offered hereby. These risks include but are not limited to the following:
We respectfully request that you clear this comment.
8.    Please revise your cover page risk factor on debt to indicate that your charter limit on leverage of 300% of your net assets may be exceeded with board approval.
Response:    In response to this comment, we have revised the Company’s cover page risk factor on debt as follows:
We may incur substantial debt, which could hinder our ability to pay distributions to our stockholders or could decrease the value of your investment, and our board of directors may authorize us to exceed our charter limit on leverage of 300% of net assets.
We respectfully request that you clear this comment.
Prospectus Summary, page 10
Conflicts of Interest, page 11
9.     Please revise to discuss the conflict that exists due to the fact that your Advisor has incentives to purchase properties using debt since acquisition and asset management fees will increase when your Advisor uses debt to acquire properties. Please also expand this disclosure to clearly state that acquisition fees are based on the contract purchase price and may create an incentive for your Advisor to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in your best interest. Please also revise your disclosure in your Conflicts of Interest section beginning on page 80.
Response:    In response to this comment, we have added the following conflicts disclosure as the third bullet point on page 11:

•
Our advisor receives fees commensurate with the acquisition price we pay to purchase properties, and if we use leverage to purchase such properties, we will acquire a greater number of properties and our advisor will receive a greater amount of fees. Further, our advisor may recommend that we acquire assets at higher acquisition prices that may not otherwise be in your best interest;

Please also note that we have revised the disclosure located in the “Conflicts of Interest” section beneath the caption “Receipt of Fees and Other Compensation by Our Advisor and its Affiliates” on page 84 as follows:

Ms. Kristina Aberg
April 30, 2014

Our advisor and its affiliates will receive substantial fees from us. See “Management Compensation.” Some of these fees will be paid to our advisor and its affiliates regardless of the success or profitability of the property. Specifically, our advisor and its affiliates will receive:

•
acquisition fees upon any acquisition, regardless of purchase price, which may incentivize our advisor to recommend properties that might not otherwise be in your best interest, and regardless of whether the property will be profitable in the future;

•
asset management fees based on the aggregate GAAP basis book carrying values of our assets invested, directly or indirectly, in equity interests in and loans secured, directly or indirectly, by real estate before reserves for depreciation or bad debts or other similar non-cash reserves, and not based on performance of our properties; and

•	subordinated participation interest in our operating partnership which will be payable only after the return to stockholders of their capital contributions plus cumulative returns on such capital.
We respectfully request that you clear this comment.
Estimated Use of Proceeds, page 15
10.     Please expand your disclosure under this heading to also disclose acquisition fees and expenses based on your maximum leverage.
Response:    In response to this comment, we have revised the disclosure in the charts on pages 13 and 74 to also list the estimated acquisition fees ($142,528,000) and expenses ($71,264,000) based on the use of the Company’s maximum leverage of 75%. Additionally, we have revised the disclosure provided in the footnotes on page 45 within the “Estimated Use of Proceeds” section to include such figures as well. We respectfully request that you clear this comment.
Risk Factors, page 19
“Our advisor will face conflicts of interest relating to the incentive fee structure…,” page 26
11.    We note that, upon termination of the advisory agreement, your advisor shall be entitled to a termination distribution. Please revise to explain in greater detail how such fee is determined. In addition, please revise your risk factor disclosure, as applicable, to describe the risks relating to the difficulty in terminating your advisor even for poor performance.
Response:    In response to this comment, we have revised as follows the language on page 26 regarding the Subordinated Distribution Due Upon Termination of the Advisory Agreement (the “Termination Distribution”):
Our operating partnership agreement will require us to pay a performance-based termination distribution to our advisor in the event that we terminate our advisor prior to the listing of our shares for trading on an exchange or, absent such listing, in respect of its participation in net sale proceeds. The subordinated distribution will provide a 15% subordinated return to the advisor only in the event that stockholders receive a return of their invested capital plus a 6% cumulative, non-compounded annual return from inception through the termination date. To avoid paying this distribution, our board of directors may decide against terminating the advisory agreement prior to our listing of our shares or disposition of our investments even if, but for the termination distribution, termination of the advisory agreement would be in our best interest. In addition, the requirement to pay the distribution to our advisor at termination could cause us to make different investment or disposition decisions than we would otherwise make in order to satisfy our obligation to pay the distribution to the terminated advisor. Please see “Conflicts of Interest - Certain Conflict Resolution Procedures.”

Ms. Kristina Aberg
April 30, 2014

We believe the risk is accurately stated. Please note that as provided by section 14.2 of the Company’s advisory agreement, included as Exhibit 10.2 to the Registration Statement, and the “Advisory Agreement” section of the Registration Statement, the Company may terminate the advisory agreement at any time without cause or penalty. Please also note that because the Termination Distribution is subordinated to a 6% stockholder distribution, if the Advisor does perform poorly then stockholder distributions and/or returns will be diminished, and the Termination Distribution will likely be worthless or severely limited. In such event, the Termination Distribution provision will not likely be a factor in the decision of the independent directors when deciding whether or not to terminate the Advisor. We respectfully request that you clear this comment.
Investment Objectives and Related Policies, page 45
12.     We note that your board of directors may change your investment policy without a shareholder vote. Please disclose how you intend to notify shareholders of any change to your investment policy.
Response:    The Company intends to notify its stockholders of any change to its investment policies by disclosing such changes in a public filing such as a prospectus supplement, Form 8-K filing, and/or Form 10-Q or Form 10-K filing, as appropriate. We respectfully request that you clear this comment.
Management Compensation, page 73
13.     We note that you intend to reimburse your advisor for personnel costs. Please specifically disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor and with respect to reimbursements, please specify any amounts reimbursed for salaries or benefits of a named executive officer. Please also revise your disclosure in the “Compensation to Our Advisor and its Affiliates” section of the Prospectus Summary on page 14.
Response:    Please be advised that the Company does not presently intend to reimburse its advisor for payment of salaries and benefits paid to the Company’s named executive officers. As such, in future filings that require Item 402 or Item 404 disclosure, the Company will disclose the amount of fees paid to the advisor but will not disclose amounts reimbursed for salaries or benefits of a named executive officer. We respectfully request that you clear this comment.
Conflicts of Interest, page 80
Interests in Other Real Estate Programs, page 80
14.     Please revise your disclosure to specifically identify those affiliated programs and entities that directly compete with you.
Response:    In response to this comment, we have revised the disclosure located beneath the caption “Interests in Other Real Estate Programs” as follows:
Affiliates of our advisor are sponsoring, or co-sponsoring, 17 other real estate programs, including seven programs having investment objectives and legal and financial obligations similar to ours, and GCEAR, GAHR II, and GAHR III, each of which are publicly-registered non-traded real estate investment trusts. Affiliates of our advisor and entities owned or managed by such affiliates also may acquire or develop real estate for their own accounts, and have done so in the past. Specifically, GCEAR is focused on single tenant business essential properties and may directly compete with us. See “Conflicts of Our Sponsor” below. Furthermore, affiliates of our advisor and entities owned or managed by such affiliates intend to form additional real estate investment entities in the future, whether public or private, some of which may have similar investment objectives and policies as we do and which may be involved in the same geographic area, and such persons may be engaged in sponsoring

Ms. Kristina Aberg
April 30, 2014

one or more of such entities at approximately the same time as our shares of common stock are being offered. Although our advisor and its affiliates are not obligated under our charter to present to us any particular investment opportunity that comes to their attention, even if such opportunity is of a character that might be suitable for investment by us, our sponsor has agreed to present all single tenant business essential investment opportunities that fit our investment objectives to us first, prior to presenting such opportunities to any other programs sponsored by or affiliated with our sponsor. Our advisor and its affiliates likely will experience conflicts of interest as they simultaneously perform services for us and other affiliated real estate programs.
Please be advised that none of the other affiliated programs or entities directly compete with the Company, as they do not buy or sell the same types of properties that the Company intends to purchase. We respectfully request that you clear this comment.
Prior Performance Summary, page 92
15.    We note your disclosure on page 92 that the information in this section represents the historical experience of certain real estate programs sponsored by your Sponsor and its affiliates through December 31, 2012. Please revise to update.
Response:    The “Prior Performance Summary” section has been updated to represent the historical experience of certain real estate programs sponsored by the Company’s Sponsor and its affiliates through December 31, 2013. We respectfully request that you clear this comment.
Griffin Capital Essential Asset REIT, Inc., page 94
16.     Please revise your disclosure to indicate the total number of investors in this program.
Response:    Please be advised that we have revised the disclosure contained in the “Griffin Capital Essential Asset REIT, Inc.” section on page 94 of the Registration Statement as follows: “Through December 31, 2013, GCEAR had issued approximately 49.7 million shares of its common stock to approximately 12,796 investors, including 1.3 million shares issued pursuant to its distribution reinvestment plan, for gross proceeds of approximately $504.5 million in connection with its public offerings.” We respectfully request that you clear this comment.
Legal Matters, page 164
17.     Please confirm that you will revise your disclosure, prior to effectiveness, to reflect that you have received the opinion of Baker Donelson.
Response:    We hereby confirm, on behalf of the Company, that prior to effectiveness, we will revise the disclosure located beneath the caption “Legal Matters” on page 164 to reflect that Baker Donelson has passed upon the legality of the common stock and legal matters in connection with the Company’s status as a REIT for federal income tax purposes. Such executed legal opinions will be filed as exhibits to a future Amendment to the Registration Statement. We respectfully request that you clear this comment.
Appendix A, page A-1
Prior Performance Tables, page A-1
18.     Please revise to update your disclosure in Appendix A. For example purposes only, we note that you provide disclosure as of December 31, 2012.
Response:    Please be advised that we have revised Appendix A, “Prior Performance of Our Sponsor and its Affiliates” to provide for disclosure as of December 31, 2013. We respectfully request that you clear this comment.

Ms. Kristina Aberg
April 30, 2014

19.     Please revise to expand your disclosure to provide information for programs the offering of which closed in the most recent three years in Table I and five years in Table III, or advise.
Response:    Please be advised that we have updated Tables I and III as requested. We respectfully request that you clear this comment.
Table III, page A-7
20.     We note your indication that Table III has been provided on a tax basis rather than on a GAAP basis and that differences between these bases may be significant. We do not object to the use of the tax basis for Table III if significant differences in the operating results between GAAP basis and Tax basis are appropriately disclosed in order to prevent the information in the table from being misleading. Please revise your disclosure in an amended filing to appropriately address the significant differences between GAAP and Tax bases. Reference is made to Guide 5 of the Real Estate Manual.
Response:    In response to this comment, we have revised the disclosure regarding Table III on page A-2 as follows:
~~These tables are~~ The financial information presented in Table III for the private real estate program is presented on a tax basis rather than on a generally accepted accounting principles in the United States of America, or GAAP, basis. Tax basis accounting does not take certain income or expense accruals into consideration at the end of each fiscal year. The financial information presented in Table III is provided to each private real estate program investor to be used in the preparation of their individual tax return. Certain revenue items are excluded, such as the straight lining of rent as required by GAAP, which is adjusted when computing taxable income. Further, the financial information presented in Table III and provided to our private real estate program investors excludes depreciation expense, as each investor’s exchange basis is different. The financial information presented in Table III for the public real estate programs is presented in accordance with GAAP. ~~Income may be understated in the tables as compared to GAAP, as GAAP accounting would require certain amortization or leveling of rental revenue, the amount of which is undetermined at this time. Expenses may be understated by monthly operating expenses, which are typically paid in arrears.~~
Such revision will appear in the next amendment to the Registration Statement. We respectfully request that you clear this comment.
Part II. Information Not Required in Prospectus, page II-1
Item 36. Financial Statements and Exhibits, page II-3
21.     We note that the exhibit list includes numerous “form of” agreements or other documents. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please file final versions of all required exhibits as promptly as possible.
Response:    Please be advised that we intend to file some executed documents prior to effectiveness, while those executed on the effective date will be filed post-effectiveness. We respectfully request that you clear this comment.
22.     We note that you filed an unexecuted version of your articles of incorporation as exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.
Response:    We note your comment and will file what we believe to be the final First Articles of Amendment and Restatement with the Pre-Effective Amendment filed immediately preceding effectiveness. Such First Articles of Amendment and Restatement will be dated with the anticipated effective date and filed on such date. In the event there

Ms. Kristina Aberg
April 30, 2014

are any changes between the exhibit to the final Pre-Effective Amendment and the filed First Articles of Amendment and Restatement, the Company will file a copy of the final, as filed, First Articles of Amendment and Restatement as an exhibit to a Form 8-K. We respectfully request that you clear this comment.

Very truly yours,

/s/ Howard S. Hirsch
Howard S. Hirsch
BAKER, DONELSON, BEARMAN,
CALDWELL & BERKOWITZ, PC
cc:    Mr. Joseph E. Miller